Exhibit 99.224

Voice + Visibility Women’s Summit Selects NexTech’s InfernoAR Platform for Second Annual Virtual Event

Vancouver B.C. –October 28, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, is pleased to announce that its InfernoAR platform has been selected by the Voice + Visibility Women’s Summit (VVWS) for its second annual activation event to be held virtually on February 9, 2021.

The event has historically been based in Southwest Florida but will have a national presence this year as it is being held virtually through the InfernoAR platform to ensure the safety and security of all participants. VVWS is designed to convene, inspire and activate diverse female leaders, shining a light on nationally recognized visionaries who share their stories of leadership, wealth creation, innovation and community investment in both women and girls. Tickets may be purchased by visiting vvwomenssummit.com.

At the second annual VVWS event, NexTech’s Inferno AR platform will help deliver a unique experience that continues to keep attendees engaged in this activation event from their home, office or anywhere across the United States. NexTech will be creating a customized platform that offers seamless access to video keynote presentations on the virtual mainstage. Additionally, the InfernoAR technology will help create AR-backed virtual exhibit booths for sponsors where they can have limitless branding, e-commerce integration, signups, welcome videos and more.

“We needed a digital space to build our multicultural network of female leadership, and elevate the voices of our trailblazing speakers, performers and partners. Once we had the NexTech virtual tour, we knew we found our VVWS 2021 home!” said Founder & CEO, Shannon Rohrer-Phillips. “As the COVID-19 pandemic and its consequences threatened our growth and momentum, we quickly decided to pivot to find the best technology platform available that we could partner with to deliver our mission. We chose NexTech because of their ability to create an innovative, cutting edge virtual summit experience for our stakeholders and, in addition to the technology, we were beyond impressed with both their team and customer service.”

Evan Gappelberg, CEO of NexTech comments, “We’re pleased to work with the VVWS team to help bring such an important activation event to life during a time when transformational change and support of female leaders and entrepreneurs is imperative. Events like VVWS choose our InfernoAR solution and the NexTech team for our ability to create a customized event that incorporates elements from video, AR, holograms and more into a single, consolidated platform that’s easy for attendees to navigate and use – keeping them locked in while attending remotely. We’re pleased with the momentum and trajectory of our virtual event business.”

According to Grandview Research the global virtual events market in 2020 is $90 billion and expected to reach more than $400 billion by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, NexTech is well positioned to rapidly take market share as the growth, and digital transformation accelerates globally.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

3